Filed pursuant to rule 424(b)(3)
                                                  Registration No. 333-33596


                               CORE CAP, INC.
                              [CORE Cap Logo]


 767 Fifth Avenue, 24th Floor
 New York, NY 10153-0013
 Telephone: (917) 369-2306
 Fax (917) 369-2411


                                        May 4, 2000

 Dear CORE Cap, Inc. Stockholder:

           As you know, on May 10, the stockholders of CORE Cap, Inc. will convene at a special stockholder meeting to consider and vote on the proposal to approve the agreement and plan of merger, dated February 8, 2000, between CORE Cap and Anthracite Capital, Inc. In response to CORE Cap shareholder inquiries, CORE Cap has prepared the following information to assist in the evaluation of the proposed merger.

           Based upon CORE Cap's and Anthracite's April 30, 2000 estimated net asset values, the estimated exchange ratio for the proposed merger would be 1.2833 Anthracite common shares for each CORE Cap common share. In addition to receiving shares in Anthracite, CORE Cap common stockholders will also receive a special dividend estimated to range between $0.25 to $0.75 per share. The final exchange ratio and special dividend will be determined before the May 15, 2000 closing on the basis of net asset values as of May 10. Thus, neither the amount of the ratio nor the amount of the dividend will be known until after the meeting

           Holders of shares of CORE Cap preferred stock will receive one share of a corresponding class of Anthracite preferred stock whose terms and conditions are substantially identical to those of the CORE Cap preferred stock.

           This is a supplement to the proxy statement/prospectus, dated April 11, 2000.

                                        Sincerely,

                                        /s/ Brian Kuelbs

                                        Brian Kuelbs
                                        President


           Pursuant to rule 424(c), the proxy statement/prospectus to which this supplement relates, filed with the SEC in Amendment No. 1 to the Registration Statement on Form S-4 filed by Anthracite Capital, Inc. (Registration No. 333-33596), is incorporated by reference herein.